SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                FORM 6-K

                       Report of Foreign Issuer
                   Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

                 For the period ended December 31, 2002


                           Watch Resources Ltd.
-------------------------------------------------------------------------------
                          (Registrant's name)
                  Suite 1320, 925 West Georgia Street
                      Vancouver, British Columbia
                             Canada V6C 5L2


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X (SEC File No: 0-49791)            Form 40-F
           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes : X                    No :
                 ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   File # 0-49791.

                      WATCH RESOURCES LTD.
              (Formerly Can West Explorations Inc.)

              Auditor's Report and Financial Statements

                 December 31, 2002, 2001 and 2000

                 --------------------------------

Tony M. Ricci Inc.
-------------------------------------------------------------------------------
Chartered Accountant                                                 Suite 1304
                                                           925 West Georgia St.
                                                                Vancouver, B.C.
                                                                        V6C 3L2
                                                            Tel: (604) 669-3013
                                                            Fax: (604) 669-3015


                              AUDITOR'S REPORT
                              ----------------

To the Shareholders of WATCH RESOURCES LTD. (Formerly Can West
Explorations Inc.)

I have audited the balance sheets of Watch Resources Ltd. (formerly Can West Explorations Inc.) as at December 31, 2002 and 2001 and the statements of operations and deficit, oil and gas property costs and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations, oil and gas property costs and cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for the years ended December 31,
2002, 2001 and 2000 and total assets and shareholders' equity as to December 31, 2002, 2001 and 2000 to the extent summarized in note 11 to the financial statements.

The comparative figures for 2000 were audited in accordance with Canadian Generally accepted auditing standards and reported on by another auditor who expressed an opinion without reservation on those statements in their report dated March 26, 2001.


"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT
Vancouver, British Columbia
February 28, 2003, except as to note 3 which is as of May 15, 2003


COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING
DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainty as to the Company's ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditor's report when the uncertainty is adequately disclosed in the financial statements.


"Tony M. Ricci Inc."

CHARTERED ACCOUNTANT
Vancouver, British Columbia
February 28, 2003, except as to note 3 which is as of May 15, 2003

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Balance Sheets

December 31, 2002 and 2001

-------------------------------------------------------------------------------
                                                      2002            2001
-------------------------------------------------------------------------------
Assets

Current assets:
   Cash                                            $   420,834     $         -
   Restricted cash (note 7 (b))                              -         352,985
   Advances receivable (note 3)                        269,746               -
   Goods and services taxes recoverable                  1,880           3,405
   Prepaid expenses and deposits                        13,589           6,187
   Due from a related party (note 6)                    30,000          30,000
-------------------------------------------------------------------------------
                                                       736,049         392,577

Investments (note 5)                                        12              12
Oil and gas properties (note 4)                      4,149,547               -
-------------------------------------------------------------------------------
                                                   $ 4,885,608     $   392,589
===============================================================================

Liabilities

Current liabilities:
   Accounts payable and accrued liabilities        $   710,891     $   483,682
   Loan payable                                              -          30,000
   Shares subscriptions                                      -         620,000
-------------------------------------------------------------------------------
                                                       710,891       1,133,682

Shareholders' Equity

Share Capital (note 7)                              15,713,730      10,150,455
Contributed surplus (note 7)                           118,204               -
Deficit                                            (11,657,217)    (10,891,548)
-------------------------------------------------------------------------------
                                                     4,174,717        (741,093)
-------------------------------------------------------------------------------
                                                   $ 4,885,608    $    392,589
===============================================================================

Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 3, 4 and 7(c))

The accompanying notes are an integral part of the financial statements.

Approved by the Directors:

       "Barry Lee"           Director
--------------------------

       "Chris Cooper"        Director
--------------------------

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Operations and Deficit


Years ended December 31, 2002, 2001 and 2000

---------------------------------------------------------------------------------
                                             2002         2001         2000
---------------------------------------------------------------------------------
Revenues:
   Interest and other income           $     11,366   $    1,559    $    18,108
   Joint venture revenues                         -            -          5,866
   -----------------------------------------------------------------------------
                                             11,366        1,559         23,974

General and administrative:
   Commissions                               32,516            -              -
   Consulting fees                          121,094       30,686         14,000
   Interest, taxes and bank charges          33,622       42,211          3,756
   Management salaries and fees              12,500            -              -
   Professional fees                        151,373       23,973         18,870
   Regulatory and transfer agent fees        33,496        9,060          9,375
   Rent and office expenses                 108,752       62,650         75,220
   Travel and promotion                     261,208          675         33,991
   -----------------------------------------------------------------------------
                                            754,561      169,255        155,212

Other expenses:
   Loss on sale of capital assets                 -            -         13,066
   Loss on investment in subsidiary               -            -         39,063
   Write-off of oil and gas properties            -            -      2,163,480
   Write off of exploration and
    development expenses                     22,474      638,587      3,831,267
    ----------------------------------------------------------------------------
                                             22,474      638,587      6,046,876
    ----------------------------------------------------------------------------

Loss for the year                           765,669      806,283      6,178,114

Deficit, beginning of year               10,891,548   10,085,265      3,907,151
--------------------------------------------------------------------------------

Deficit, end of year                   $ 11,657,217  $10,891,548  $  10,085,265
================================================================================

Basic and diluted loss per common share   $  0.07     $  0.26        $  5.48

Weighted average number of
   shares outstanding                    10,141,053    3,084,086     1,126,826
================================================================================


The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Oil and Gas Property Costs

Years ended December 31, 2002, 2001 and 2000

---------------------------------------------------------------------------------
                                                2002         2001         2000
---------------------------------------------------------------------------------

Lightning (note 4(a))
   Exploration costs                       $   4,149,547  $      -      $      -
   Exploration costs, beginning of year                -         -             -
---------------------------------------------------------------------------------
   Exploration costs, end of year              4,149,547         -             -
---------------------------------------------------------------------------------

Greencourt, Virginia Hills, Vega North
  and Cecil (note 4(d))
   Exploration costs                              22,474   638,587             -
   Write-off of exploration costs                (22,474)  638,587             -
---------------------------------------------------------------------------------
                                                       -         -             -

   Exploration costs, beginning of year                -         -             -
   ------------------------------------------------------------------------------
   Exploration costs, end of year                      -         -             -
   ------------------------------------------------------------------------------

Kirk Lake (note 4(b))
   Exploration and environmental studies,
    net of recovery                                    -         -        (1,032)
   ------------------------------------------------------------------------------
                                                       -         -        (1,032)
   Exploration costs, beginning of year                -         -        21,629
   Write-off of acquisition and exploration costs      -         -       (20,597)
   ------------------------------------------------------------------------------
   Exploration costs, end of year                      -         -             -
   ------------------------------------------------------------------------------

Lagunillas (note 4(c))
   Exploration and environmental studies               -         -       388,477
   General and administrative                          -         -        18,533
   ------------------------------------------------------------------------------
                                                       -         -       407,010

   Exploration costs, beginning of year                -         -     5,567,140
   Write-off of Lagunillas acquisition
     and exploration costs                             -         -    (5,974,150)
   ------------------------------------------------------------------------------
   Exploration costs, end of year                      -         -             -
   ------------------------------------------------------------------------------

Total oil and gas properties and exploration
   costs, end of year                           $  4,149,547  $  -        $    -
=================================================================================

The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

------------------------------------------------------------------------------------------------
                                                       2002           2001            2000
------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
   Loss for the year                              $   (765,669)   $  (806,283)    $ (6,178,114)
   Items not involving cash:
     Stock-based compensation                           88,204              -                -
     Deferred foreign exchange                               -              -           16,664
     Loss on sale of capital assets                          -              -           13,066
     Write-off of oil and gas properties                     -              -        2,163,480
     Write off of exploration and
       development costs                                22,474        638,587        3,831,267
   Net change in non-cash operating
    working capital                                    (48,414)       193,173         (517,628)
------------------------------------------------------------------------------------------------
                                                      (703,405)        25,477         (671,265)

Financing activities:
   Loans payable                                       (30,000)             -                -
   Due to related parties                                    -       (479,052)         307,052
   Shares subscriptions                               (620,000)       620,000          822,500
   Common shares issued, net of share issue costs     5,563,275             -                -
   Equity portion of convertible debenture               30,000             -                -
------------------------------------------------------------------------------------------------
                                                      4,943,275       140,948        1,129,552

Investing activities:
   Deferred resource expenditures                    (4,172,021)     (638,587)        (405,978)
   Investments                                                -             -          726,433
   Proceeds on sale of capital assets                         -             -           11,355
   -------------------------------------------------------------------------------------------
                                                     (4,172,021)     (638,587)         331,810
----------------------------------------------------------------------------------------------

Increase (decrease) in cash                              67,849      (472,162)         790,097

Cash and restricted cash, beginning of year             352,985       825,147           35,050
----------------------------------------------------------------------------------------------

Cash and restricted cash, end of year             $     420,834    $  352,985       $  825,147
==============================================================================================

Supplementary information:

Interest paid                                     $       2,500     $       -       $        -
Convertible debenture accretion                          30,000             -                -
----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1. Nature of operations

   The Company was incorporated on January 5, 1987  under the laws  of  British
   Columbia.  Its  principal   business  activities  are  the  exploration  and
   development of oil and gas properties.

   The Company is in the process of exploring its oil and gas properties and does not currently have economically recoverable reserves. The continuing operations of the Company and the recoverability of the amounts shown for oil and gas property and deferred exploration is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof. In the event that the Company is forced to liquidate resource interests, the Company may realize significantly less than the amounts shown on the balance sheet depending on the terms of liquidation.

   These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

   The amount shown as oil concessions represent net costs to date and do not necessarily represent present or future values.

   During the year ended December 31, 2000, the Company underwent a corporate reorganization resulting in a 1 for 20 share capital rollback and a subsequent increase in its authorized share capital to 100,000,000 common voting shares. The name of the Company was changed from Can West Explorations Inc. to Watch Resources Ltd.

2. Significant accounting policies

   (a) Oil and gas properties

       The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities.

       On an on-going basis, the Company evaluates each of its oil and gas properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If the value of the property is considered to be impaired, the deferred costs related to that property are written down to their estimated recoverable amount.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 2

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (b) Depletion and depreciation

       Depletion of exploration and development  costs   and   depreciation  of
       production equipment is calculated using the unit of production method based upon estimated proven petroleum reserves.

   (c) Investments

       Investments  are  recorded  at  the  lower  of  cost  or  market  value.
       Subsidiaries   that  the Company   does not   control  or  significantly
       influence are recorded at cost. (See note 5).

   (d) Foreign currency translation

       Foreign denominated assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   (e) Stock based compensation
       Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

       Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 3

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2. Significant accounting policies (continued)

   (f) Stock based compensation (continued)

       In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002. The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

       During the year, the Company granted stock options to directors, officers and employees as set out in note 7(c).

   (g) Loss per share

       Loss per share is calculated over the weighted average number of shares outstanding during the year.

   (h) Future income taxes

       The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of enactment or substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

   (i) Comparative figures

       Prior year figures have been reclassified where applicable to conform with the presentation adopted in the current year.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 4

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

3. Advances receivable

   During the year 2002, the Company advanced $269,718 to  a  private  company.
   The advances bear interest at the rate of 6% per annum compounded monthly, are secured by promissory notes and an assignment of book debt, and are repayable upon demand. Subsequent to year end, the Company received a total of $98,000 as partial repayment of the advances.


4. Oil and gas properties

   (a) Lightning Energy Ltd.

       During the year 2002 , the Company entered into the following agreements with Lightning Energy Ltd. ("Lightning"), a private Alberta company:

       Eastarm

       The Company entered into a participation agreement to participate in a well program being drilled in the Eastern area of British Columbia ("Eastarm"). The Company has agreed to pay 25% of Lightning's share of costs to earn a 25% share of the net working interest earned by Lightning pursuant to a farmout agreement entered into by Lightning as a 50% farmee. The Company will have a net 12.5% net interest in the farmout lands. During the year, the Company incurred exploration costs of $821,807 on the property.

       Liard

       The Company entered into a participation agreement to participate in a well program being drilled in the Liard Basin area of northeastern British Columbia. The Company has agreed to pay 30% of Lightning's share of costs to earn a 30% share of the net working interest before payout in the test well spacing unit, subject to a 15% gross overriding return royalty to the operator. The Company will have a 15% net interest in the farmout lands, pursuant to a farmout agreement entered into by Lightning as a 50% farmee. Once the Company has fulfilled its obligations with respect to the initial well at Liard, the Company will also earn the right to participate in future wells with Lightning in the Liard Basin over an additional 300 sections of northeastern British Columbia land. During the year, the Company incurred exploration costs of $3,327,740 on the property.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 5

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4. Oil and gas properties (continued)

   (a) Lightning Energy Ltd. (continued)

       Liard (continued)

       Subsequent to December 31, 2002, on February 10, 2003, the Company entered into an option agreement with Choice Resources Corp. ("Choice"), a TSX-Venture listed public company having directors in common, whereas the Company granted to Choice an option to acquire a 50% interest in the Company's interest in the Liard property upon the following terms and conditions:

       i.  pay to the Company, the sum of $170,000 (paid);
       ii. expend, on the exploration and development of the property an amount equal to 50% of the Company's obligations under the Farmout
           Agreement, retroactive to the commencement of drilling of the property.

       Upon Choice having made all payments required under  paragraphs  (i) and
       (ii) above, the Option will be deemed exercised by Choice on the date the last of such payments are made. In the event that all necessary approvals of the TSX-Venture exchange are not obtained by Choice within 180 days of the date of the agreement, the agreement shall be deemed terminated.

       If at any time prior to the deemed exercise of the Option, Choice fails to perform any of its obligations under this agreement, the Company may terminate this agreement provided that the Company delivers to Choice written notice and particulars of such default and Choice has not, within 30 days, cured or commenced proceedings to cure such default. Choice may terminate the agreement at any time upon delivering written notice to the Company.

       Reindeer

       Subsequent to December 31, 2002, the Company entered into a participation agreement to participate in a well program being drilled in the Reindeer area of Alberta. The Company will pay 30% of Lightning's share of costs to earn a 20% working interest in two sections of land, with rolling options covering an additional fourteen sections. Subsequent to December 31, 2002, the Company advanced $542,000 toward exploration activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 6

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4. Oil and gas resource properties (continued)

   (b) Kirk Lake

       The Company acquired a 50% interest in a lease relating to lease agreement AO246 on November 26, 1997 in the Kirk Lake region of Alberta. The other 50% of this interest is owned by Pan-Global Enterprises Inc. During the 2000 year, as there were no proven reserves located and the Company had abandoned its interest, $20,597 in deferred exploration costs were written-off.

   (c) Lagunillas project, Colombia

       The Company had previously obtained a 100% interest in the Lagunillas contract area located in Colombia, through its offshore wholly owned subsidiary, Can West Exploration Inc., a Grand Caymans registered company (formerly CIMA Explorations Ltd.). The Lagunillas block is located in the Department of Tolima in central Colombia. During 2000, the Company's subsidiary lost all rights to this claim as a result of not performing the required exploration and development work. Consequently, acquisition and deferred exploration costs of $5,974,150 were written-off during the 2000 year.

   (d) Greencourt, Virginia Hills, Vega North and Cecil

       During 2001, the Company entered into a farmout agreement dated December 3, 2001 with Willex Energy Ltd. ("Willex") of Calgary, Alberta to participate in a five well drilling program consisting of the Greencourt, Vega North, Virginia Hills, Cecil Murphy and Cecil Vintage lands located in the Peace River Arch area of Alberta.

       i. Greencourt, Virginia Hills and Vega North

          The Company agreed to pay 50% of Willex's 67% in drilling, completing, equipping and tie-in costs of each of these properties. Until payout is reached in these wells, the Company will have a 33.33% working interests in each of the drilling spacing units subject to overriding and crown royalties. The payout accounts will be reduced by 33.33% of the land costs and 25% of the seismic costs. At the time of payout in each of these wells, the Company will convert to a 16.67% working interests in the drilling spacing units subject to the overriding and crown royalties.

          The Company's share of exploration expenses on the Virginia Hills well amounted to 2002 - $11,237 (2001 - $133,178). The well was found not to be economic and consequently the costs incurred were written-off.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 7

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4. Oil and gas resource properties (continued)

   (d) Greencourt, Virginia Hills, Vega North and Cecil (continued)

       i. Greencourt, Virginia Hills and Vega North (continued)

          No work has been carried out on the Greencourt or Vega North wells. Willex will choose the location for these wells.In addition, the Vega North land is encumbered by a 2% Gross Overriding Royalty on 100% of production, payable to Rolling Thunder Resources Inc.

      ii. Cecil Murphy

          This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Murphy Oil Company on 100% of the production. The Company agreed to pay 100% of Willex's 67% in drilling and casing costs. There is no payout in this well. The Company will earn 33.34% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 33.34% of the completing, equipping and tie-in costs of this well. Drilling on this earning well commenced during the 4th quarter of 2001.

          The Company's share of exploration expenses in this well amounted to 2002 - $11,237 (2001 - $505,409). The well was found not to be economic and consequently the costs incurred were written-off.

     iii. Cecil Vintage

          This earning well carries an encumbrance of a 7.5% non-convertible overriding royalty payable to Vintage Petroleum Canada, Inc. on 45% of the production, net 3.375% without deductions. The Company agreed to pay 50% of Willex's 30% in drilling and casing costs. There is no payout in this well. The Company will earn 7.5% in the drilling spacing unit subject to the overriding and crown royalties. The Company will pay 7.5% of the completing, equipping and tie-in costs of this well.

          No accrual has been made on these financial statements for future removal and site restoration costs, if any.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 8

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

5. Investments

   The investments consist of the following:

   (a) Cal West Investments Ltd.

       The  Company  owns  100%  of  the  issued  common  shares  of  Cal  West
       Investments Ltd. ("Cal West") valued at $10. Although the Company owns 100% of the issued common shares, the investment is recorded at cost since there is no true control or significant influence held by the Company over Cal West, nor does the Company have continuing power to determine strategic operating, investing or financing policies of Cal West. Any profits received from Cal West will be recorded when realized by the Company. As at December 31, 2002, the Company has not generated any revenues from this investment.

   (b) International Courseware Distributors Inc.

       This investment was initially recorded at cost. This investment was written down to a net realizable value of $1 in 1994 and continues to be recorded on the books of the Company at this expected realizable value.

   (c) US term deposit

       Investment in a $500,000 US term deposit formerly held at the Credit Bank & Trust Company, located in Georgetown, Grand Cayman as a performance bond to Ecopetrol of Colombia. During fiscal year 2000, this performance bond was surrendered to Ecopetrol as a result of inadequate exploration and development work being performed by the Company and its subsidiary relating to the Lagunillas project. Interest earned up to the date of surrender of approximately US$12,500 (CAD$18,500) was used to assist the funding of Colombia operations.

   (d) Can West Exploration Inc. (formerly CIMA Exploration Ltd.)

       The Company owned 100% interest in Can West Exploration Inc. (formerly CIMA Explorations Ltd.). This wholly owned subsidiary was incorporated in the Grand Caymans for the sole purpose of holding the Company's interest in the Lagunillas property. As control existed in year 1999, the results of operations were consolidated on the parent's financial statements. In fiscal 2000, the subsidiary had lost its claim relating to the Lagunillas property and had discontinued operations. All costs had been written-off as they were no longer recoverable. Following the shutdown, the Company had abandoned control of the subsidiary and valued the investment in the subsidiary at an expected net realizable value of $1.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 9

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

6. Due from a related party

   Amount is due from a company controlled by a former director of the Company. The amount is unsecured, non-interest bearing and repayable upon demand.

7. Share capital

   (a) Authorized

       100,000,000 common shares without par value.

   (b) Issued and outstanding

       ---------------------------------------------------------------------------------------
                                                        Number of Shares        Amount
       ---------------------------------------------------------------------------------------
       Balance as at December 31, 1999                   22,536,515           $    9,327,955

         Reduction due to 1:20 share rollback           (21,409,689)                       -
       ---------------------------------------------------------------------------------------
       Balance as at December 31, 2000                    1,126,826                9,327,955

         Private placement                                2,350,000                  822,500
       ---------------------------------------------------------------------------------------
       Balance as at December 31, 2001                    3,476,826               10,150,455
         Private placements, net of share issuance costs  5,979,167                3,428,395
         Cancellation of escrow shares                      (37,500)                       -
         Exercise of warrants                             3,543,095                1,804,880
         Convertible debenture                              666,666                  300,000
         Corporate finance fees                              84,115                        -
         Exercise of stock options                          100,000                   30,000
       ---------------------------------------------------------------------------------------
       Balance as at December 31, 2002                   13,812,369           $   15,713,730
       =======================================================================================

       During the year, the company completed the following private placements:

       (i) a non-brokered private placement of 1,050,000 flow-through shares at a price of $0.40 per flow-through share and 1,200,000 non-flow-through units at a price of $0.40 per non-flow-through unit for gross proceeds of $900,000. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at a price of $0.50 until January 25, 2003 and at a price of $0.55 until January 25, 2004.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 10

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7. Share capital (continued)

   (b) Issued and outstanding (continued)

       (ii) a non-brokered private placement of a convertible debenture for gross proceeds of $300,000. The debenture matures six months from the date of issue and is convertible at the option of the holder, into units of the Company at a price of $0.45 per unit in increments of $100,000. Each unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one additional non-flow-through common share of the Company exercisable over a two year period at a price of $0.55. The debenture bears interest at a rate of 10% per annum payable monthly in arrears in cash. The debenture is secured by a first charge security over all the present and after acquired assets of the Company.

            The Company has the right to require the holder of the debenture to convert the debenture into units if the average closing price of the Company's shares over 30 consecutive trading days prior to maturity, exceeds $1.00. During the year, the debenture was converted into 666,666 units of the Company. Each unit consists of one flow-through common share and one non flow-through share purchase warrant. Each non flow-through share purchase warrant entitles the holder to purchase an additional common share of the Company at a price of $0.55 for a period of two years expiring April 18, 2004.

            During the year, 666,666 non flow-through share purchase warrants were exercised at a price of $0.55 each for gross proceeds of $366,666 and 666,666 common shares were issued.

            The debenture included an equity component and a liability component. The total proceeds received were allocated between the two components based on their estimated fair value at the time the debentures were issued as follows:

                                                   $
            Liability component                 270,000
            Equity component                     30,000
                                                --------
            Total proceeds                      300,000
                                                ========

            In accordance with Canadian generally accepted accounting principles, the liability portion was accreted over the life of the debenture to the face value of the debenture with a charge to operations. During the year ended December 31, 2002, the Company accreted $30,000 (2001 - $nil) which is included in interest and bank charges.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 11

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7. Share capital (continued)

   (b) Issued and outstanding (continued)

       (iii) a brokered private placement of 3,203,834 flow-through units at a price of $0.75 per unit and 456,667 non flow-through units at a price of $0.75 per unit for gross proceeds of $2,745,376. Each flow-through and non flow-through unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at a price of $1.00 until July 26, 2003. If the weighted average trading price of the Company's shares for any 10 consecutive trading days exceeds $2.00, the Company may give notice to the warrantholders that the warrants expire in 30 days following the date of the delivery of the notice unless exercised within that time.

             The Company paid to the broker a commission of 8% from the gross proceeds of the private placement and issued 75,000 common shares as a corporate finance fee. In addition, the Company issued a total of 366,050 share purchase warrants to two brokers with the same terms as the warrants issued under the private placement.

        (iv) a brokered private placement of 68,666 flow-through units at a price of $0.75 per unit for gross proceeds of $51,500. Each flow-through unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share of the Company at a price of $1.00 until August 22 2003.

             The Company paid to the broker a commission of 8% from the gross proceeds of the private placement and issued 9,115 common shares as a corporate finance fee. In addition, the Company issued 6,866 Agent's Warrants under the same terms as the private placement warrants.

       At December 31, 2002, the Company had $nil (2001 - $352,985) in cash restricted in its use for future exploration and development in accordance with flow-through agreements.

   (c) Stock options

       The Company presently does not have a formal plan for the granting of stock options. Pursuant to the policies of TSX-Venture Exchange, the Company may grant incentive stock options to its officers, directors and employees enabling them to acquire up to 10% of the issued shares of the Company. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the discounted market price. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 12

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7. Share capital (continued)

   c) Stock options (continued)

      The Company has granted stock options to directors, officers, employees and non-employees of the Company. A summary of the status of the options outstanding and exercisable are follows:

      -------------------------------------------------------------------------------
                                                  Number of        Weighted
                                                common shares   average exercise
      -------------------------------------------------------------------------------
      Balance, December 31, 2001                         -       $          -
        Granted                                  1,282,500       $       0.60
        Cancelled                                  (75,000)      $      (0.75)
        Exercised                                 (100,000)      $      (0.30)
      -------------------------------------------------------------------------------
      Balance, December 31, 2002                 1,107,500       $       0.61
      ===============================================================================

      The following  table  summarizes  the   stock  options  outstanding   and
      exercisable at December 31, 2002.

      -------------------------------------------------------------------------------
                      Number outstanding at                     Number exercisable at
      Exercise price    December 31, 2002       Expiry date       December 31, 2002
      -------------------------------------------------------------------------------
      $0.30            275,000                 March 12, 2007       275,000
      $0.76            100,000                 April 9, 2007        100,000
      $0.76            120,000                 April 9, 2003        120,000
      $0.80            100,000                 May 21, 2005         100,000
      $0.75            100,000                 July 9, 2007         100,000
      $0.75            262,500                 August 2, 2007       262,000
      $0.50            150,000                 November 19, 2007    150,000
      -------------------------------------------------------------------------------
                     1,107,500                                    1,107,500
      ===============================================================================

      Subsequent to December 31, 2002, 20,000 stock options were exercised at a price of $0.30 each.

      During the year ended December 31, 2002, compensation costs of $88,204 were recorded in the statements of operations and deficit for options granted to consultants of the Company.

      During the year ended December 31, 2002, no compensation costs were recorded in the statements of operations and deficit for options granted to employees.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 13

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7. Share capital (continued)

   (c) Stock options (continued)

       Had compensation costs been determined for employee awards granted after January 1, 2002 using the fair value based method at their respective grant dates, the Company's pro forma loss and pro forma basic and diluted loss per share would have been as follows:

       ------------------------------------------------------------------------
                                                              December 31, 2002
       ------------------------------------------------------------------------
       Loss for the year, as reported                              $   765,669
       Compensation expense related to fair value of stock options     270,547
       ------------------------------------------------------------------------
       Pro forma loss for the year                                 $ 1,036,216
       ========================================================================
       Loss per share, as reported                                 $   0.07
       Pro forma loss per share, basic and diluted                 $   0.10
       ========================================================================

       The compensation costs recorded in the statements of operations and deficit and reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

       ------------------------------------------------------------------------
                                                              December 31, 2002
       ------------------------------------------------------------------------
       Risk free interest rate                                  2.50% & 3.00%
       Expected dividend yield                                             0%
       Stock price volatility                                 74.00% & 95.00%
       Expected life of options                                       2 years
       ------------------------------------------------------------------------

   (d) Warrants

       As at December 31, 2002, the following non-transferable share purchase warrants of the Company are outstanding:

       Number of warrants          Price            Expiry date
       ------------------------------------------------------------------------
            353,571                $0.50            March 2, 2003
            320,000                $0.50            January 25, 2003
                                   $0.55            January 25, 2004
          2,196,301                $1.00            July 26, 2003
             41,199                $1.00            August 22, 2003
       ------------------------------------------------------------------------
          2,911,071
       ------------------------------------------------------------------------

       As at December 31, 2001, 2,350,000 non-transferable share purchase warrants to acquire 2,350,000 common shares were outstanding exercisable at a price of $0.40 to March 2, 2002 and $0.50 per share to March 2, 2003.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 14

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7. Share capital (continued)

   (e) Shares held in escrow

       As  at  December 31,  2002,  nil (2001 - 37,500;  2000 - 37,500)  common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

8. Financial instruments

   The carrying amounts of cash and restricted cash, accounts receivable, goods and services taxes recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loans payable and due from/to related parties approximate fair value because of the short-term maturity of these items.

9. Income taxes

   Subject to certain restrictions, the Company has operating losses of $2,331,600 available to reduce taxable income of future years. These losses expire as follows:

        2003           $    91,300
        2004               245,500
        2005               386,500
        2006               632,600
        2007               153,000
        2008               167,700
        2009               655,000
                       -----------
                       $ 2,331,600

   The Company also has capital loss carry forwards of approximately $2,648,000 which may be applied against future capital gains to reduce taxes otherwise payable.

   The  Company  has  various  Canadian  resource   related  reserves  totaling
   $5,291,000 which may be applied against certain taxable income at specified rates in future years.

   The Company  has   foreign  exploration  and  development  related  reserves
   totaling $4,489,000 which may be applied against certain taxable income at specified rates in future years.

   The Company has taken a full valuation allowance in respect of these carryforwards, accordingly, no future tax asset has been recognized in these financial statements.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 15

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

10. Related party transactions

   During the year, the Company paid rent of $72,000 (2001 - $60,000; 2000 - $nil) to a company controlled by a former director of the Company.

   During the   year,   the   Company   paid   consulting   fees   of   $48,000
   (2001 - $ 27,000; 2000 - $14,000) to companies controlled by directors of the Company and to a director of the Company.

   During the year, the Company paid or accrued legal fees of $54,777 (2001 - $8,198; 2000 - $nil) to a law firm, a partner of which is an officer of the Company.

   During the year, the Company paid management fees of $12,500 (2001 - $nil; 2000 - $nil) to directors and officers of the Company.

   During  the year,  the  Company  paid  or  accrued consulting   fees of $nil
   (2001 - $25,445; 2000 - $nil) to a former director of the Company.

11. Commitments

   The Company is committed under an investor relations contract to make monthly payments of $6,700 to July 31, 2003.

12. Difference between Generally Accepted Accounting Principles in Canada and the United States

   These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A description of accounting principles that differ in certain respects from U.S. GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

   (a) Stock-based compensation
       Under Canadian GAAP, the Company does not recognize any compensatory element for options granted to employees and directors. The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" which became effective for fiscal years beginning after December 31, 1995. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation. As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting. For option grants to non-employees, the statement requires compensation expense to be recognized at its fair value.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 16

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

   (a) Stock-based compensation (continued)

       Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period.

       During the year, stock options were granted to non-employees for services rendered to the Company and compensation expense was recorded in the Company's statements of operations and deficit.

       With respect to escrowed shares, U.S. GAAP considers shares held in and releasable from escrow based on performance criteria to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow.

       There were no escrow shares which became eligible for release during the years 2002, 2001 or 2000 and therefore, no compensation expense was recorded for those years.

       Nil (2001 - 37,500; 2000 - 37,500) post-consolidated contingently Cancelable escrow shares would not have been included in the calculation of weighted average number of shares outstanding, and would not have been included in the calculation of loss per share.

   (b) Impairment of long-lived assets and long-lived assets to be disposed of

       U.S. GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that oil and gas property costs be expensed as incurred until commercially economic deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented the Company has expensed all oil and gas property costs.

       For Canadian GAAP, cash flows related to oil and gas properties and deferred exploration are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 17

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

   (c) New accounting pronouncement

       In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. As at December 31, 2002, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of FAS 133 will result in a material GAAP difference.

   (d) Flow-Through Shares

       Under United States generally accepted accounting principles, at the date of sale to investors, the difference between the proceeds from the sale of flow-through shares and the fair value of common shares that do not have flow-through features is recorded as a liability if a premium is paid by investors, or as an asset if purchased at a discount.

       As a result, the Company would have been required to record as an asset a discount of $163,625 as at December 31, 2002 (2001 - $185,786; 2000 -
       $nil), equal to the difference between the proceeds from the sale and the fair value of common shares without flow-through features. Amortization of the discount would have been $185,203 in 2002 (2001 - $164,208; 2000 - $nil) resulting in a net asset value of $nil at December 31, 2002 (2001 - $21,578; 2000 - $nil).

   (e) Reconciliation

       The effect of the differences between Canadian GAAP and U.S. GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

       (i) Assets
        -----------------------------------------------------------------------
                                                        2002        2001
        -----------------------------------------------------------------------
        Assets under Canadian GAAP                  $  4,885,608  $  392,590
        Discount on flow-through shares,
         net of amortization of $185,203 (d)                   -      21,578
        Adjustment  for oil and gas properties (b)    (4,149,547)
        -----------------------------------------------------------------------
        Assets under U.S. GAAP                      $    736,061  $  414,168
        =======================================================================

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 18

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

   (e) Reconciliation (continued)

       (ii) Share capital

        ---------------------------------------------------------------------------------------
                                                                 2002                2001
        ---------------------------------------------------------------------------------------
        Share capital, under Canadian GAAP                    $   15,713,730    $   10,150,455
        Adjustment for discount on flow-through shares (d)           185,786           185,786
        Adjustment for discount on flow-through shares (d)           163,625                 -
        ---------------------------------------------------------------------------------------
        Share capital, under U.S. GAAP                        $   16,063,141    $   10,336,241
        =======================================================================================

  (iii) Deficit

        ---------------------------------------------------------------------------------------
                                                                 2002                2001
        ---------------------------------------------------------------------------------------
        Deficit, under Canadian GAAP                         $   (11,657,217)   $  (10,891,548)
        Amortization of discount on flow-through shares (d)         (164,208)         (164,208)
        Amortization of discount on flow-through shares (d)         (185,203)                -
        Adjustment for oil and gas properties and deferred
         exploration (b)                                          (4,149,547)                -
        ---------------------------------------------------------------------------------------
        Deficit, under U.S. GAAP                             $   (16,156,175)   $  (11,055,756)
        =======================================================================================

WATCH RESOURCES LTD.
(Formerly Can West Explorations Inc.)
Notes to Financial Statements, page 19

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. Difference between Generally Accepted Accounting Principles in Canada and the United States (continued)

   (e) Reconciliation (continued)

       (iv) Loss and loss per share for the year:

        ---------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                               2002             2001           2000
        ---------------------------------------------------------------------------------------------------
        Loss for the year, under Canadian GAAP           $    (765,669)   $   (806,282)   $    (6,178,114)
        Amortization of discount on flow-through
         shares (d)                                           (185,203)       (164,208)                 -
        Oil and gas properties and deferred
         exploration (b)                                    (4,149,547)              -          5,588,769
        ---------------------------------------------------------------------------------------------------
        Loss for the year, under U.S. GAAP               $  (5,100,419)   $   (970,490)   $      (589,345)
        ===================================================================================================
        Weighted average number of shares
         outstanding during the year                        10,141,053       3,046,586          1,089,326
        ===================================================================================================
        Loss per share, under U.S. GAAP                  $       (0.50)   $      (0.32)   $         (0.54)
        ===================================================================================================

        (v) Cash used in operating activities

        ---------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                               2002             2001           2000
        ---------------------------------------------------------------------------------------------------
        Cash from (used in) operating activities,
          under Canadian GAAP                            $   (703,405)    $    25,477     $     (671,265)

        Oil and gas properties and deferred
         exploration (b)                                   (4,172,021)       (638,587)          (405,978)
        ---------------------------------------------------------------------------------------------------
        Cash used in operating activities,
         under U.S. GAAP                                 $ (4,875,426)    $  (613,110)    $   (1,077,243)
        ===================================================================================================

        (vi) Cash used in investing activities

        ---------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                               2002             2001           2000
        ---------------------------------------------------------------------------------------------------
        Cash used in investing activities, under
          Canadian GAAP                                  $   (4,172,021)  $    (638,587)  $     331,810

        Oil and gas properties and deferred
          exploration (b)                                     4,172,021         638,587         405,978
        ---------------------------------------------------------------------------------------------------
        Cash used in investing activities,
          under U.S. GAAP                                $            -   $           -   $     737,788
        ===================================================================================================

                                SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 22, 2002                                  Watch Resources Ltd.


                                              Name: "Chris Cooper"


                                              Title: Director